Rider — Cash Value Enhancement Agreement

The Penn Mutual Life Insurance Company agrees, subject to the provisions of the Policy and this agreement, to provide this Cash Value Enhancement Benefit. The Company also agrees to provide all of the other benefits which are stated in this agreement.

This agreement is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this agreement.

Cash Value Enhancement Benefit. The amount of the Cash Value Enhancement Benefit provided under the Rider as added by this agreement is a Termination Credit, unless the policy terminates under a Non-Qualifying Termination as described below.

Termination Credit. The Surrender Benefit of the Policy to which this rider is attached is modified to include a Termination Credit. The Termination Credit will be equal to (a) plus (b) as follows:

(a)	An amount determined by multiplying (1) times (2), where:

(1)	is the appropriate surrender factor from the Table of Surrender Factors determined from the Policy Date; and
(2)	is 90% of the lesser of:
(i)	the total premium paid in the first policy year;
(ii)	the maximum surrender charge premium as shown on Page 3; and
(iii)	$45.00 per thousand of the initial Specified Amount for the Policy, plus any Term Insurance Benefit from a Supplemental Term Insurance Rider, to which this agreement is attached.

(b)	An amount determined by multiplying (1) times the sum of (2), where:

(1)	is the appropriate factor from the Table of Termination Credit Factors shown on Page 3; and
(2)

the total of all Cost of Insurance Charges, Expense Charges, and Mortality and Expense Risk Face Amount Charges based on the initial Specified Amount for the Policy, plus any Term Insurance Benefit from a Supplemental Term Insurance Rider, to which this agreement is attached.

Non-Qualifying Termination. A Non-Qualifying Termination is defined as follows:

(a)

The policy is being surrendered in connection with the purchase of a replacement insurance policy including, but not limited to, a replacement intended to qualify as an exchange under Code section 1035 or

(b)	The Owner at the time of Policy surrender is different from the Owner on the application and the Owner at the time of Policy surrender is a life insurance company.

If the Policy terminates due to a Non-Qualifying Termination, the Termination Credit will not apply.

Monthly Deduction. While this agreement is in-force, the Monthly Deduction for the Policy will include the Monthly Deduction for this agreement. The Monthly Deduction for this agreement is the Expense Charge for the Cash Value Enhancement Benefit. Monthly Deductions will be deducted on the Policy Date and on each Monthly Anniversary from the subaccounts and the options of the Fixed Account as directed by the Owner.

Expense Charge. The Expense Charge for this agreement is a monthly charge per $1,000 of the initial Specified Amount for the Policy to which this agreement is attached. The Expense Charge will be determined by the Company based on expectations as to future mortality, investment, expense and persistency experience.

The Company will not adjust such rates or charges as a means of recovering prior losses nor as a means of distributing prior profits. However, the actual Expense Charge will not exceed the maximum Expense Charge stated on Page 3.

CVER-08

A028014R

Rider — Cash Value Enhancement Agreement (continued)

Termination of Agreement. This agreement will terminate upon:

(a)	the date of death of the Insured;
(b)	lapse of this Policy;
(c)	surrender of this Policy;
(d)	the maturity date of this Policy; or
(d)	the Monthly Anniversary which coincides with or next follows (i) receipt by the Company of a written request to terminate this agreement, and (ii) return of this Policy for appropriate endorsement.

Effective Date. The effective date of this agreement is the same as the Date of Issue of this Policy unless another effective date is shown below.

The Penn Mutual Life Insurance Company

CVER (08)

A028015R